EXHIBIT 99.1

Condensed Consolidated
Financial Statements
(unaudited)
September 30, 2016

Shopify Inc.
Condensed Consolidated Balance Sheets
(unaudited)
Expressed in US $000’s except share amounts

		As at
		September 30, 2016	December 31, 2015
	Note	$	$
Assets
Current assets
Cash and cash equivalents	4	187,360	110,070
Marketable securities	4	212,927	80,103
Trade and other receivables		7,684	6,089
Merchant cash advances receivable, net		9,099	—
Other current assets		10,305	6,203
		427,375	202,465
Long term assets
Property and equipment		42,799	33,048
Intangible assets		6,867	5,826
Goodwill	11	9,302	2,373
		58,968	41,247
Total assets		486,343	243,712
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		42,334	23,689
Current portion of deferred revenue		18,293	12,726
Current portion of lease incentives		1,223	822
		61,850	37,237
Long term liabilities
Deferred revenue		874	661
Lease incentives		12,097	10,497
		12,971	11,158
Commitments and contingencies	6
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 75,933,267 and 56,877,089 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,002,978 and 23,212,769 issued and outstanding	8	464,809	231,452
Additional paid-in capital		21,531	11,719
Accumulated other comprehensive loss	7	(476)	—
Accumulated deficit		(74,342)	(47,854)
Total shareholders’ equity		411,522	195,317
Total liabilities and shareholders’ equity		486,343	243,712

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(unaudited)
Expressed in US $000’s, except share and per share amounts

		Three months ended		Nine months ended
		September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	Note	$	$	$	$
Revenues
Subscription solutions		49,839	29,560	132,219	77,371
Merchant solutions		49,739	23,226	126,728	57,689
		99,578	52,786	258,947	135,060
Cost of revenues
Subscription solutions		10,555	6,414	27,885	16,869
Merchant solutions		36,568	17,629	93,170	42,630
		47,123	24,043	121,055	59,499
Gross profit		52,455	28,743	137,892	75,561
Operating expenses
Sales and marketing		32,777	18,216	90,198	47,847
Research and development		19,462	10,068	49,864	26,181
General and administrative		9,705	4,759	25,690	12,770
Total operating expenses		61,944	33,043	165,752	86,798
Loss from operations		(9,489)	(4,300)	(27,860)	(11,237)
Other income (expense)
Interest income, net		404	57	838	98
Foreign exchange gain (loss)		(35)	(414)	534	(1,344)
		369	(357)	1,372	(1,246)
Net loss		(9,120)	(4,657)	(26,488)	(12,483)
Other comprehensive income (loss), net of tax
Unrealized loss on foreign exchange	7	(617)	—	(476)	—
Comprehensive loss		(9,737)	(4,657)	(26,964)	(12,483)

Basic and diluted net loss per share attributable to shareholders	9	$(0.11)	$(0.06)	$(0.32)	$(0.22)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	9	84,912,757	75,901,840	82,259,884	56,229,575

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(unaudited)
Expressed in US $000’s except share amounts

	Convertible Preferred Shares		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
	Shares	Amount $	Shares	Amount $
As at December 31, 2014	27,159,277	87,056	39,310,446	4,055	5,685	—	(29,064)	67,732
Exercise of stock options	—	—	753,299	568	(327)	—	—	241
Stock-based compensation	—	—	—	—	5,298	—	—	5,298
Vesting of restricted shares	—	—	79,399	267	—	—	—	267
Issuance of Class A subordinate voting shares upon initial public offering, net of offering costs of $14,284	—	—	8,855,000	136,251	—	—	—	136,251
Conversion of preferred shares to Class B multiple voting shares upon initial public offering	(27,159,277)	(87,056)	27,159,277	87,056	—	—	—	—
Net loss and comprehensive loss for the period	—	—	—	—	—	—	(12,483)	(12,483)
As at September 30, 2015	—	—	76,157,421	228,197	10,656	—	(41,547)	197,306

	Convertible Preferred Shares		Common Stock		Additional Paid-In Capital $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total $
	Shares	Amount $	Shares	Amount $
As at December 31, 2015	—	—	80,089,858	231,452	11,719	—	(47,854)	195,317
Exercise of stock options	—	—	2,629,890	7,212	(3,982)	—	—	3,230
Stock-based compensation	—	—	—	—	15,314	—	—	15,314
Vesting of restricted shares	—	—	48,238	202	—	—	—	202
Vesting of restricted share units	—	—	43,259	1,520	(1,520)	—	—	—
Issuance of Class A subordinate voting shares, net of offering costs of $9,859	—	—	6,125,000	224,423	—	—	—	224,423
Other comprehensive loss, net	—	—	—	—	—	(476)	—	(476)
Net loss for the period	—	—	—	—	—	—	(26,488)	(26,488)
As at September 30, 2016	—	—	88,936,245	464,809	21,531	(476)	(74,342)	411,522

The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)
Expressed in US $000’s

		Nine months ended
		September 30, 2016	September 30, 2015
	Note	$	$
Cash flows from operating activities
Net loss for the period		(26,488)	(12,483)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation		9,527	5,034
Stock-based compensation		14,834	5,012
Vesting of restricted shares		202	267
Unrealized foreign exchange (gain) loss		(1,087)	1,507
Change in lease incentives		2,002	2,232
Change in deferred revenue		5,781	4,442
Changes in non-cash working capital items	10	2,531	4,788
Net cash provided by operating activities		7,302	10,799
Cash flows from investing activities
Purchase of marketable securities		(223,650)	(82,812)
Maturity of marketable securities		90,083	23,975
Acquisitions of property and equipment		(15,286)	(11,367)
Acquisitions of intangible assets		(2,004)	(2,397)
Acquisition of business (net of cash acquired)	11	(7,969)	—
Net cash used in investing activities		(158,826)	(72,601)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs		—	136,251
Proceeds from follow-on public offering, net of issuance costs		224,423	—
Proceeds from the exercise of stock options		3,230	241
Net cash provided by financing activities		227,653	136,492
Effect of foreign exchange on cash and cash equivalents		1,161	(1,328)
Net increase in cash and cash equivalents		77,290	73,362
Cash and cash equivalents – Beginning of Period		110,070	41,953
Cash and cash equivalents – End of Period		187,360	115,315

Supplemental non-cash items	10
The accompanying notes are an integral part of these condensed consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

1.	Nature of Business

Shopify Inc. (“Shopify” or “the Company”) was incorporated as a Canadian corporation on September 28, 2004. The Company’s mission is to make commerce better for everyone. The Company provides the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Using a single interface, the Company’s merchants can design, set up and manage their business across multiple sales channels, including web and mobile storefronts, social media storefronts and physical retail locations. The Company’s platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting. The Company’s platform is engineered to enterprise-level standards and functionality while being designed for simplicity.

The Company’s headquarters and principal place of business are in Ottawa, Canada.

Public Offerings

In May 2015, the Company completed its initial public offering, or IPO, in which it issued and sold 8,855,000 Class A subordinate voting shares at a public offering price of $17.00 per share (including the 1,155,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option). The Company received net proceeds of $136,251 after deducting underwriting discounts and commissions of $10,537 and other offering expenses of $3,747. Immediately prior to consummation of the IPO, all of the then-outstanding common shares were redesignated as an aggregate of 39,780,952 Class B multiple voting shares, and upon consummation of the IPO, all of the then-outstanding convertible preferred stock automatically converted into an aggregate of 27,159,277 Class B multiple voting shares.

In August 2016, the Company completed its follow-on public offering, in which it issued and sold 8,625,000 Class A subordinate voting shares at a public offering price of $38.25 per share, including the 1,125,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option, and 2,500,000 Class A subordinate voting shares which were sold by selling shareholders. The Company received net proceeds of $224,423 after deducting underwriting discounts and commissions of $8,786 and other offering expenses of $1,073.

2.	Basis of Presentation and Consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company and its directly and indirectly wholly owned subsidiaries: Shopify Payments (Canada) Inc., incorporated in Canada; Shopify International Limited, incorporated in Ireland; Shopify (Australia) Pty Ltd., incorporated in Australia; Shopify Capital Inc., incorporated in the state of Virginia in the United States; and the following United States subsidiaries each incorporated in Delaware: Shopify (USA) Inc., formerly Kit CRM Inc., Shopify Payments (USA) Inc., Shopify Data Processing (USA) Inc. and Shopify Holdings (USA) Inc. All intercompany accounts and transactions have been eliminated upon consolidation.
These unaudited condensed consolidated financial statements of the Company have been presented in United States dollars (USD) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position, results of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2015. The unaudited

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

condensed consolidated balance sheet at December 31, 2015 was derived from the audited annual financial statements, but does not contain all of the footnote disclosures from the annual financial statements.

The results for the three and nine months ended September 30, 2016 are not necessarily indicative of the results expected for the full fiscal year.

3.	Significant Accounting Policies

The unaudited condensed consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.

Revenue Recognition

Merchant Cash Advances

The Company offers a Merchant Cash Advance ("MCA") program to eligible merchants. The Company applies underwriting criteria prior to purchasing the eligible merchant's future receivables to help ensure collectibility. Under the MCA program, the Company purchases a designated amount of future receivables at a discount. The purchase price is paid to the merchant at the time the MCA is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  As cash remittances are collected by the Company, a portion is recognized ratably as a reduction to the merchants receivable balance, and a portion is recognized ratably as merchant solutions revenue.

Business Combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations.   The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Separately recognized transactions associated with business combinations are expensed subsequent to the acquisition date.

Use of Estimates

The preparation of condensed consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that are subject to estimation and assumptions include: estimates related to contingencies and refundable tax credits; provision for uncollectible receivables related to Merchant Cash Advances; chargebacks on Shopify Payments transactions that are unrecoverable from merchants; recoverability of deferred tax assets; fair values of assets and liabilities acquired in business combinations; capitalization of software development costs; estimated useful lives of property and equipment and intangible assets; estimates relating to the recoverability of lease inducements; and assumptions used when employing the Black-Scholes valuation model to estimate the fair value of shares and stock-based awards. Actual results may differ from the estimates made by management.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, and foreign exchange forward contracts subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange forward contracts only with large Canadian and United States banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by complying with its investment policy, which stipulates minimum rating requirements,

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade receivables. Trade and other receivables are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with merchant cash advances by entering into an agreement with Export Development Canada to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Interest Rate Risk

Certain of the Company’s cash equivalents and marketable securities earn interest. The Company’s trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. The Company is not exposed to material interest rate risk.

Foreign Exchange Risk, Derivatives and Hedging

The Company’s exposure to foreign exchange risk is primarily related to fluctuations between the Canadian dollar and the United States dollar. The Company is exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. The Company may use foreign exchange derivative products to manage the impact of foreign exchange fluctuations. By their nature, derivative financial instruments involve risk, including the credit risk related to non-performance by counter parties.

Cash Flow Hedges

The Company's foreign exchange forward contracts are designated as cash flow hedges consisting of foreign currency forecasted revenue, cost of revenue and operating expenses. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counter parties. The Company may hold foreign exchange forward contracts to mitigate the risk of future foreign exchange rate volatility related to future Canadian dollar denominated costs and current and future obligations.

The Company's foreign currency forward contracts generally have maturities of twelve months or less. The critical terms match method is used when the key terms of the hedging instrument and that of the hedged item are aligned; therefore, the changes in fair value of the forward contracts are recorded in accumulated other comprehensive income ("AOCI").The effective portion of the gain or loss on each forward contract is reported as a component of AOCI and reclassified into earnings to either revenue, cost of revenue, or operating expense in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of the gains or losses, if any, is recorded immediately in other income (expense), net.

For hedges that do not qualify for the critical terms match method of accounting, a formal assessment is performed to verify that derivatives used in hedging transactions continue to be highly effective in offsetting the changes in fair value or cash flows of the hedged item. Hedge accounting is discontinued if a derivative ceases to be highly effective, matures, is terminated or sold, if a hedged forecasted transaction is no longer probable of occurring, or if the Company removes the derivative's hedge designation. For discontinued cash flow hedges, the accumulated gain or loss on the derivative remains in AOCI and is reclassified into earnings in the period in which the previously hedged forecasted transaction impacts earnings or is no longer probable of occurring.

In addition, the Company has a master netting agreement with each of the Company's counterparties, which permits net settlement of multiple, separate derivative contracts with a single payment. The Company has elected to present its derivative instruments on a net basis in the consolidated financial statements.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

Accounting Pronouncements Adopted in the Year

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The amendment is effective for interim and annual periods beginning after December 15, 2015. The adoption of this standard eliminated the requirement to disclose investments measured at Net Asset Value per Share in the fair value hierarchy table.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All accounting standard updates become effective for reporting periods beginning after December 15, 2017. Early adoption is permitted starting January 1, 2017. The Company is currently assessing the impact the adoption of these standards will have on the consolidated financial statements.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this standard.

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016. The Company is currently assessing the impact of this standard.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

4.	Financial Instruments

As of September 30, 2016, the Company’s financial instruments, measured at fair value on a recurring basis, were as follows:

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
U.S. term deposits	46,250	46,250	—	—
Marketable securities:
U.S. federal bonds	40,578	40,578	—	—
Corporate bonds	172,284	—	172,284	—
Derivatives:
Foreign exchange forward contracts	(476)	—	(476)	—

All cash equivalents and marketable securities mature within one year of the consolidated balance sheet date.

As of December 31, 2015, the Company’s financial instruments, measured at fair value on a recurring basis, were as follows:

	Amount at Fair Value $	Fair Value Measurements Using
		Level 1 $	Level 2 $	Level 3 $
Assets:
Cash equivalents:
U.S. term deposits	21,259	21,259	—	—
Marketable securities:
U.S. federal bonds	35,970	35,970	—	—
Corporate bonds	44,028	—	44,028	—
Derivatives:
Foreign exchange forward contracts	—	—	—	—

As at September 30, 2016 the Company held foreign exchange forward contracts to convert USD into CAD to fund a portion of its operations. The fair value of foreign exchange forward contracts and corporate bonds was based upon Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. There were no transfers between Levels 1, 2 and 3 during the three and nine months ended September 30, 2016. As at December 31, 2015 the Company did not hold any foreign exchange forward contracts.

Derivative Instruments and Hedging

In March 2016, the Company implemented a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. The Company entered into foreign exchange forward contracts with certain financial institutions and designated those hedges as cash flow hedges. As of September 30, 2016, $476 of unrealized losses related to the effective portion of changes in the fair value of foreign exchange forward contracts designated as cash flow hedges were included in accumulated other comprehensive income and other current assets on the balance sheet. The Company expects to reclassify $476 from accumulated

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

other comprehensive loss into earnings over the next twelve months associated with its cash flow hedges. In the three and nine months ended September 30, 2016, $167 and $(416), respectively, of realized gains / (losses) related to the maturity of foreign exchange forward contracts designated as cash flow hedges were included in operating expenses. Under the current hedging program, the Company is hedging cash flows associated with payroll and facility costs.

The Company's foreign exchange forward contracts had a total notional value of $85,190 as of September 30, 2016 and have maturities of twelve months or less. There were no derivative assets or liabilities on the Company's consolidated balance sheet as of December 31, 2015.
All derivatives have been designated as hedging instruments.

5.	Credit Facilities

In March 2015, the Company entered into a credit facility with Silicon Valley Bank, which provides for a $25,000 revolving line of credit bearing interest at the U.S. prime rate, as published by the Wall Street Journal plus or minus 25 basis points per annum, dependent on the Company's adjusted quick ratio. As at September 30, 2016 the effective rate was 3.25%. The credit facility was renewed on March 11, 2016, has a maturity date of March 10, 2017, and is collateralized by substantially all of the Company’s assets, but excluding the Company’s intellectual property, which is subject to a negative pledge. As of September 30, 2016, no amounts have been drawn under this credit facility and the Company is in compliance with all of the covenants contained therein.

6.	Commitments and Contingencies

Operating Leases

The Company leases space for its offices in Ottawa, Toronto and Kitchener-Waterloo, Ontario, Canada, Montreal, Quebec, Canada, and San Francisco, California, United States. Rent expense was $2,050 and $1,644 for the three months ended September 30, 2016 and 2015, respectively; and $5,924 and $4,666 for the nine months ended September 30, 2016 and 2015, respectively.

Amounts of minimum future annual rental payments under non-cancellable operating leases in each of the next five years and thereafter are as follows:

Fiscal Year	Amount $
Remainder of 2016	2,098
2017	10,277
2018	10,740
2019	14,016
2020	14,140
Thereafter	92,821
Total future minimum lease payments	144,092

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

7.	Changes in Accumulated Other Comprehensive Loss

The following table summarizes the changes in accumulated other comprehensive loss, which is reported as a component of shareholders’ equity, for the nine months ended September 30, 2016:

Gains and Losses on Cash Flow Hedges
$
Beginning balance, at January 1, 2016	—
Other comprehensive income before reclassifications	(60)
Amounts reclassified from accumulated other comprehensive income	(416)
Net current-period other comprehensive income	(476)
Ending balance, September 30, 2016	(476)

8.	Shareholders’ Equity

Convertible Preferred Shares

Upon the completion of the Company’s IPO, all of the then outstanding convertible preferred shares were converted into 27,159,277 Class B multiple voting shares.

Common Stock Authorized

Immediately prior to the completion of the Company’s IPO, all of the then outstanding 39,780,952 common shares were redesignated as Class B multiple voting shares. The Company is authorized to issue an unlimited number of Class A subordinate voting shares and an unlimited number of Class B multiple voting shares. The Class A subordinate voting shares have one vote per share and the Class B multiple voting shares have 10 votes per share.

Preferred Shares

The Company is authorized to issue an unlimited number of preferred shares issuable in series. Each series of preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Company’s Board of Directors prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of shares.

Stock-Based Compensation

As at September 30, 2016 there were 3,627,115 shares reserved for issuance under the Company's Stock Option Plan and LTIP.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the stock option and RSU award activities under the Company's share-based compensation plans for the nine months ended September 30, 2016:

	Shares Subject to Options Outstanding					Outstanding RSUs
	Number of Options (1)	Weighted Average Exercise Price $	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (2) $	Weighted Average Grant Date Fair Value $	Outstanding RSUs	Weighted Average Grant Date Fair Value $
December 31, 2015	11,204,026	3.65	6.99	248,119	—	428,566	32.19
Stock options granted	1,628,567	29.80	—	—	15.21	—	—
Stock options exercised	(2,629,890)	1.23	—	—	—	—	—
Stock options forfeited	(230,463)	14.96	—	—	—	—	—
RSUs granted	—	—	—	—	—	1,818,517	27.94
RSUs settled	—	—	—	—	—	(43,259)	35.14
RSUs forfeited	—	—	—	—	—	(57,612)	28.04
September 30, 2016	9,972,240	8.30	6.86	345,194	—	2,146,212	28.64

Stock options exercisable as of September 30, 2016	5,870,005	1.95	5.62	240,512
(1) As at September 30, 2016 7,790,688 of the outstanding stock options were granted under the Company's Legacy Option Plan and are exercisable for Class B multiple voting shares, and 2,181,552 of the outstanding stock options were granted under the Company's Stock Option Plan and are exercisable for Class A subordinate voting shares.
(2) The aggregate intrinsic value is calculated as the difference between the closing market price and exercise price on September 30, 2016 and December 31, 2015.

The following table illustrates the classification of stock-based compensation expense in the Consolidated Statements of Operations and Comprehensive Loss, which includes both stock-based compensation and restricted share-based compensation expense.

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
Cost of revenues	188	67	423	198
Sales and marketing	1,145	325	2,651	681
Research and development	4,019	1,248	9,086	2,853
General and administrative	1,135	628	2,876	1,547
	6,487	2,268	15,036	5,279

9.	Earnings per Share

The Company applies the two-class method to calculate its basic and diluted net loss per share as both classes of its voting shares are participating securities with equal participation rights and are entitled to receive dividends on a share for share basis.

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding.

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Basic and diluted weighted average number of shares outstanding	84,912,757	75,901,840	82,259,884	56,229,575
The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	9,972,240	14,944,446	9,972,240	14,944,446
Restricted share units	2,146,212	217,430	2,146,212	217,430
Restricted shares	—	68,915	—	68,915
	12,118,452	15,230,791	12,118,452	15,230,791

In the three and nine months ended September 30, 2016 and 2015, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

10.	Supplemental Cash Flow Information Items

The following table presents the changes in non-cash working capital items.

	Nine Months Ended
	September 30, 2016	September 30, 2015
	$	$
Merchant cash advances receivable, net	(9,099)	—
Trade and other receivables	(688)	3,463
Other current assets	(4,098)	(3,209)
Accounts payable and accrued liabilities	16,416	4,534
	2,531	4,788

The following table provides supplemental disclosure of non-cash investing and financing activities.

	Nine Months Ended
	September 30, 2016	September 30, 2015
	$	$
Acquired property and equipment remaining unpaid	2,350	884
Capitalized stock-based compensation	480	286

11.	Business Acquisition

On April 18, 2016, the Company completed the acquisition of Kit CRM Inc. (“Kit”), a virtual marketing assistant that leverages messaging to help businesses market their online stores. The Company acquired 100 percent of the outstanding shares of Kit in exchange for purchase consideration of $8,254 in cash. The transaction was accounted for as a business combination. The operations of Kit CRM Inc. have been

Shopify Inc.
Notes to the Condensed Consolidated Financial Statements
(unaudited)
Expressed in US $000's except share and per share amounts

consolidated into the Company's results as of the acquisition date, and the amount of Kit’s revenue and losses included in the Company’s consolidated condensed income statement for the three and nine month period ended September 30, 2016 are immaterial.

The following table summarizes the consideration paid for Kit and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date:

Amount
$
Cash consideration	8,254
Recognized amounts of identifiable assets acquired and liabilities assumed:
Acquired technology	1,071
Net closing working capital	254
Goodwill	6,929

The changes in the carrying amount of goodwill as of September 30, 2016 and December 31, 2015 are as follows:

	September 30, 2016	December 31, 2015
	$	$
Balance, beginning of the period	2,373	2,373
Increase related to acquisitions	6,929	—
Balance, end of the period	9,302	2,373

The acquired intangible, the Kit App, which was valued at $1,071 using a discounted cash flows methodology, is being amortized over 2 years. Goodwill from the Kit acquisition is primarily attributable to expected synergies as the Company supports the growing trend towards conversational commerce, supporting the continued growth of gross merchants’ volume by enhancing the Company’s merchants marketing capabilities, and the acquisition of an assembled workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

12.	Comparative Figures

Certain comparative figures have been reclassified in order to conform to the current year presentation.

13.	Subsequent Events

In October 2016 the Company completed the acquisition of Boltmade, Inc. (“Boltmade”), a product design and development consultancy based in Waterloo, Ontario. The acquisition of Boltmade will help accelerate the development of the Company's Shopify Plus product offering. The Company acquired 100 percent of the outstanding shares of Boltmade in exchange for purchase consideration of $6,015 in cash. The acquisition will be accounted for as a business combination.